UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CanAlaska Ventures Ltd.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

137089108 (CUSIP Number)

October 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 137089108	Page 2 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No of above person Exploration Capital Partners Limited Partnership 88-0384192

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,500,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person PN

CUSIP No. 137089108	Page 3 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No of above person Resource Capital Investment Corporation 88-0384205

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,500,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,500,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person CO

CUSIP No. 137089108	Page 4 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No of above person Rule Family Trust udt 12/17/98 Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,990,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,990,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,990,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person OO

CUSIP No. 137089108	Page 5 of 10

1.	Name of Reporting Person S.S. or I.R.S. Identification No of above person Arthur Richards Rule Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,990,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,990,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,990,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person IN

CUSIP No. 137089108	Page 6 of 10

Item 1(a).    Name of Issuer:

CanAlaska Ventures Ltd.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

2303 West 41st Avenue

Vancouver, British Columbia, Canada V6M 2A3

Item 2

(a). – (c).

Name, Principal Business Address and Citizenship of Persons Filing:

(1)	Exploration Capital Partners Limited Partnership (“Exploration Capital”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: Nevada

(2)	Resource Capital Investment Corporation (“Resource Capital”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: Nevada

(3)	Rule Family Trust udt 12/17/98 (the “Trust”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: California

(4)	Arthur Richards Rule (“Mr. Rule”)

7770 El Camino Real

Carlsbad, California 92009

Citizenship: California

Item 2(d).    Title of Class of Securities: Common Shares without par value

Item 2(e).    CUSIP Number: 137089108

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) / / Broker or dealer registered under Section 15 of the Exchange Act.

(b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) / / Investment company registered under Section 8 of the Investment Company Act.

(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) / /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 137089108	Page 7 of 10

Item 4.    Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) Exploration Capital, as the direct beneficial owner of 1,500,000 Common Shares (including 750,000 immediately exercisable share purchase warrants) of the Issuer; (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital; (iii) by virtue of its indirect ownership and control of (A) Exploration Capital (as owner of 90% of Resource Capital) and (B) Global Resource Investments Ltd. (“Global Resource”), a direct beneficial owner of Common Shares, as set forth below, by the Trust; and (iv) by virtue of his positions with Resource Capital and ownership interest in the Trust, as described in the following sentence, by Mr. Rule. Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

Global Resource, which is not a Reporting Person, is the direct beneficial owner of 490,000 Common Shares (including 245,000 immediately exercisable share purchase warrants), aggregating less than 3% of the Issuer’s outstanding Common Shares. The corporate General Partner of Global Resource is Rule Investments, Inc. (“Rule Investments”). The Trust owns 100% of Rule Investments.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent

Holding Company or Control Person.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.    Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 137089108	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 8, 2003		Exploration Capital Partners Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ KEITH PRESNELL
Keith Presnell, Chief Financial Officer

Date: October 8, 2003		Resource Capital Investment Corporation

	By:	/s/ KEITH PRESNELL
Keith Presnell, Chief Financial Officer

Date: October 8, 2003		Rule Family Trust udt 12/17/98

	By:	/s/ KEITH PRESNELL
Keith Presnell, Attorney-in-Fact for Arthur Richards Rule, Trustee

Date: October 8, 2003		Arthur Richards Rule, individually

	By:	/s/ KEITH PRESNELL
Keith Presnell, Attorney-in-Fact